

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 24, 2014

Via E-mail
Mr. Robert Schwarz
Chief Executive Officer
Texas Jack Oil & Gas Corporation
15 Belfort
Newport Coast, California 92657

  **Re: Texas Jack Oil and Gas Corporation**
    **Registration Statement on Form S-1**
    **Filed January 28, 2014**
    **File No. 333-193599**

Dear Mr. Schwarz:

  We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-1 filed January 28, 2014

General

1. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

Registration Fee Table

2.      We note that footnote 6 indicates that the registration statement covers the resale by future shareholders of up to 5 million shares of common stock issued to future shareholders.  Please tell us your basis for registering such resale at this time.  In addition, this disclosure does not appear to be consistent with your disclosure on your cover page that references the sale of up to 5 million shares by the registrant.  Please advise.

Prospectus Cover Page

3.      You state on your prospectus cover page that the selling shareholders will offer their securities at the fixed price for the duration of the offering, regardless of whether the shares are able to be quoted on the OTCBB during the offering period.  You include a similar statement on page 19.  However, this does not appear to be consistent with your disclosure on page 27 that the selling security holders may sell some or all of their shares at a fixed price until your shares are quoted on the OTCBB and thereafter at prevailing market prices or privately negotiated prices.  Please advise.

Prospectus Summary, page 6

4.      You state on page 3 that you own a 3% working lease interest in one well.  Elsewhere in the filing, you suggest that you have an interest in multiple wells (see pages 34 and 42).  Please revise to clarify.

The Offering, page 9

5.      Please revise this section to separately present (1) the terms of the offering by selling shareholders, and (2) the terms of the offering by the registrant.

Use of Proceeds, page 23

6.      We note your statement that if you are only able to sell 40% of the securities you are offering, substantially all of the funds raised by the offering will be spent on the monthly maintenance of the well and assuring that you meet your corporate and disclosure obligations.  However, this does not appear to be consistent with the use of proceeds described in the table at page 23.

Management's Discussion and Analysis of Financial Condition and Result of Operations, page 31

Description of Business, page 31

Acquisition of the 3% Working Interest, page 32

7.      You state here and throughout the filing that your president purchased the 3% working interest from Southlake Energy in October 2012, and then executed an assignment agreement with Southlake Energy to transfer the working interest to you.  However, the assignment agreement filed as Exhibit 10.1 is between you and Texas Permian Partners Oil & Gas, with your president serving as agent for Texas Permian.  Please revise to clarify.

Markets, page 34

8.      We note your disclosure that "Southwest will continue to sell the oil" on your current property.  If you intended to refer to Southlake, the third-party operator of your well, please revise to correct.  Otherwise, please explain in more detail your arrangement with Southwest.

Description of Birdwell 1H Working Interest, page 38

9.      You state throughout the filing that your working interest is in the Bright 1H well located in Jack County.  However, the heading of this section refers to the "Birdwell 1H" working interest, and the section also describes the location as Young County.  Please revise to provide a clear and consistent description of the well in which you have an interest.

Liquidity and Capital Resources, page 41

10.     Please discuss in this section your outstanding debt, including the material terms of such debt.  Please also discuss the impact of such debt on your liquidity, if material.

Directors, Executive Officers, Promoters and Control Persons, page 45

11.     We note your reference at page 45 to your sole officer as a selling security holder.  However, this does not appear to be consistent with your "Selling Security Holders" table at page 25.

12.     Please discuss the specific experience, qualifications, attributes or skills that led to the conclusion that Mr. Schwarz should serve as a director.  Please also provide more detail on the nature of business conducted by Bobby Black Enterprises, and explain Mr. Schwarz's duties and responsibilities at Bobby Black Enterprises.  In addition, please

clarify Mr. Schwarz's business experience since 2012. For example, please clarify whether Mr. Schwarz continues to be employed by Bobby Black Enterprises. See Item 401(e)(1) of Regulation S-K.

13.     We note your disclosure on page 15 that Mr. Schwarz will be devoting 25 hours a week to your business. We also note your disclosure on page 37 that Mr. Schwarz currently devotes 5-10 hours a week to company matters and after receiving funding he plans to devote as much time as the board of directors determines is necessary to manage the affairs of the company. Please revise to clarify the amount of time that Mr. Schwarz will devote to your business.

14.     Please disclose all related party transactions as required by Item 404 of Regulation S-K. As an example only, we note your statement on page F-8 that you have given an interest-free advance of $46,900 to your officer.

Exhibits, page II-3

15.     Please file your operating agreement with Southlake Energy, the notes evidencing your outstanding debt, and your investor relation service agreement. In the alternative, please tell us why you believe that you are not required to file such agreements. Refer to Item 601(b)(4) and Item 601(b)(10) of Regulation S-K.

Exhibit 5.1

16.     Please obtain and file a revised opinion that also addresses the legality of the 5 million shares to be offered by the registrant under the registration statement.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

Robert Schwarz
Texas Jack Oil & Gas Corporation
February 24, 2014
Page 5

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact PJ Hamidi at (202) 551-3421 or Laura Nicholson at (202) 551-3584 with any questions.

Sincerely,

/s/H. Roger Schwall

H. Roger Schwall
Assistant Director

cc:     Leo J. Moriarty
        Law Office of Leo J. Moriarty